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SEC FILE NUMBER
8-67348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CleanBridge Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2601 S. Bayshore Drive, Suite 1130
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George P. E. Ten Pow	305-924-7748	gtenpow@cleanbridge.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin S. A. Moody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CleanBridge Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President & CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLEANBRIDGE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

CLEANBRIDGE SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Cleanbridge Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cleanbridge Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 27, 2026

CLEANBRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	321,554
Accounts receivable from customers		113,134
Due from related party		1,453,775
Other assets		42,065
Operating lease right-of-use assets		262,825
Total Assets	**$**	**2,193,353**

Liabilities and Member's Equity

Accounts payable	$	49,482
Operating lease liabilities		267,139
Other payable		6,212
Total Liabilities		322,833
Member's equity		1,870,520
Total Liabilities and Member's Equity	**$**	**2,193,353**

The accompanying notes are an integral part of these financial statements.

CLEANBRIDGE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Mergers & acquisitions, capital raise and advisory fees	$ 347,845	
Retainer fees	841,295	
Other income (expense), net	287,656	
Total Revenues		1,476,796

Expenses

Salaries	1,499,421	
Professional fees	136,684	
Rent expense	215,459	
Regulatory fees	18,299	
Data services/Quotation fees	154,207	
Telecommunications	71,070	
General & Administative	107,926	
Bad debt expense	6,058	
Total Expenses		2,209,124
Operating Income (Loss)		(732,328)
Net Income (Loss)		$ (732,328)

The accompanying notes are an integral part of these financial statements.

CLEANBRIDGE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - January 1, 2025	$ 2,602,848
Net income (loss)	(732,328)
Balance - December 31, 2025	$ 1,870,520

The accompanying notes are an integral part of these financial statements.

CLEANBRIDGE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities

Net income (loss)		$ (732,328)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets:		
Increase in accounts receivable from customers	(54,052)	
Decrease in accounts payable	(136,416)	
Decrease in overdraft payable to bank	(47,687)	
Decrease in other payable	(50,071)	
Increase in other assets	(13,023)	
Decrease in advances to related party	376,145	
Decrease in operating lease liabilities	405	
Net Cash Provided By Operating Activities		(657,027)
Net Increase (Decrease) In Cash and Cash Equivalents		(657,027)
Cash and Cash Equivalents - Beginning		978,581
Cash and Cash Equivalents - Ending		$ 321,554

The accompanying notes are an integral part of these financial statements.

CLEANBRIDGE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

CleanBridge Securities, LLC (the Company) is a wholly owned subsidiary of CleanBridge Group, LLLP (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. On June 9th, 2017, FINRA approved the firm's application for it to continue its FINRA's membership as a Capital Acquisition Broker (CAB). On July 22, 2025, FINRA approved the firm's application to change its name from PAF Securities, LLC to CleanBridge Securities, LLC there being no changes to the firm's ultimate ownership, existing business activities, day-to-day control, compliance, operations, management, supervisory personnel and/or systems or infrastructure, or offices, and there will be no capital/financial impact. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities and does not owe money or securities to customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed, and the transaction is completed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

Retainer fees. The Company believes the performance obligation for providing retainer fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that time period which are distinct from the services provided in other time periods.

Mergers & acquisitions, capital raise and advisory fees. The Company provides advisory services on mergers and acquisitions (M&A) and capital raise. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If there are retainers and other fees from the customer prior to recognizing the revenue, these are reflected as other payables. Similarly, for fees that are due from the customers for work performed, these are reflected as accounts receivable.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand account balances with banks with an original maturity of three months or less. From time to time, the Company may be in the position of a "book overdraft" in which outstanding checks exceed cash and cash equivalents. The Company classifies book overdrafts in accounts payable and classifies the change in accounts payable associated with book overdrafts as an operating activity within its consolidated statements of cash flows. As of December 31, 2025, the book overdrafts included within accounts payable was $0.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and accompanying notes during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the estimates may ultimately differ from actual results.

CREDIT LOSSES

The Company follows the guidance in Accounting Standards Update ("ASU") 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. As of December 31, 2025, management has determined that there are no expected credit losses for the Company that would require financial statement recognition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in non-cancellable operating leases for office space and copier equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are re-measured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company will use its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentive received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

See Note 8 "Commitments and Contingent Liabilities" for additional information on the Company's leases.

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by the regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these agencies and organizations.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2025, was $261,546 which was in excess by $256,546 of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 22.94 as of December 31, 2025.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to its proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

NOTE 4 - INCOME TAXES (CONTINUED)

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2025.

NOTE 5 - ACCOUNTS RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers as of December 31, 2025, totals $113,134 and relates to uncollateralized expenses incurred on behalf of, including retainer and success fees due and payable, for six of the Company's customers that are actively being worked on by the Company. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for credit losses considered necessary.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2025, the Company recognized $6,000 for these services, which is included as other income in the accompanying statement of operations.

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

ADVANCES TO RELATED PARTY

Through the course of the year, the Company made several cash advances to the Parent Company to cover its operating and other costs. For the year ended December 31, 2025, the Company was owed $1,453,775 as a result of such advance, which is included as a due from related party in the accompanying statement of financial condition. These advances do not bear interest and will be repaid from future distributions of profits.

OTHER

Related Party transactions. The Company has entered an advisory engagement with a related party, CleanBridge GP, LLC, the General Partner of KGC Fund II, LP. The engagement is to assist the Fund in connection with its process to create value in its portfolio companies and then monetize that value in order to provide funding to satisfy its obligations under the Notes and, to maximize the return of capital to LPs. The Company has recorded $670,862 for Work Fees and other receivables that are due to it by the Fund, a related party. Management has reviewed these receivables and are convinced that these balances are fully collectible and are therefore stated at net realizable value with no allowance for credit losses considered necessary.

Distributions. During 2025, the Company made no distributions to its member.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Substantially all employees of CleanBridge Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

The Company made no contribution into its profit sharing 401(k) plan for the year ended December 31, 2025.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed, or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and does not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

LEASING ACTIVITIES

Operating leases are primarily for office space and equipment.

On March 12, 2007, CleanBridge Group, LLLP (formerly Pan American Finance, LLC the Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, CleanBridge Group, LLLP assigned its right, title and interest in the lease, which expired April 30, 2017, to CleanBridge Securities, LLC (formerly PAF Securities, LLC). On April 13, 2017, CleanBridge Securities signed an extension of the lease to expire on July 31, 2022. The Company had entered a new lease with the landlord for its existing space to begin on August 1, 2022, with an expiry date of December 31, 2027.

Subsequently, with the agreement of the Landlord, the Company terminated its lease at 601 Brickell Key Dr., Suite 604, Miami, Florida 33131 for the nominal penalty of its deposit amount of $33,023 in 2024. The company, in turn, agreed to accept the assignment of a lease at 2601 South Bayshore Drive, Suite 1130, Miami, Florida 33133 beginning April 1st, 2024, and expiring August 31, 2027. The new premises has approximately the same amount of rentable square feet but with a monthly rent payment of approximately 85% of its current rent commitment.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

LEASING ACTIVITIES (CONTINUED)

Total cash paid for amounts included in the measurement of operating lease liabilities was $166,217 for the year ended December 31, 2025.

As of December 31, 2025, the maturities of lease liabilities under the operating leases are as follows:

For the Year Ending December 31,	Amount
2026	167,812
2027	114,484
	$ 282,296
Less present value discount	(15,157)
Total lease liabilities	$ 267,139

Total lease cost for the year ended December 31, 2025, was as follows:

Operating lease expense	$ 201,165
Variable lease cost	14,294
Total lease cost	$ 215,459

The following summarizes the weighted-average remaining lease term and discount rate as of December 31, 2025

Weighted-average remaining lease term in years	1.67
Weighted-average discount rate	6.0%

CLEANBRIDGE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 9 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisition, investment advisory and capital raise businesses. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are those described in these significant accounting policies described in Note 2.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2025, and through March 27, 2026, which is the date of the filing of this report. There are no subsequent events as of this date which need to be disclosed or would be required to be recognized in the accompanying financial statements as of December 31, 2025.

CLEANBRIDGE SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Total Assets		$ 2,193,353
Less Total Liabilities		322,833
Member's Equity		$ 1,870,520
Add Other Allowable Credits:		
Smaller of Operating lease liabilities and right-of-use assets		262,825
Total Capital and Allowable Liabilities		2,133,345
Less Non-Allowable Assets:		
Accounts receivable from customers	113,134	
Due from related party	1,453,775	
Other assets	42,065	
Operating lease right-of-use assets	262,825	
Total Non-Allowable Assets		1,871,799
Net Capital		261,546
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		5,000
Excess Net Capital		$ 256,546
Aggregate Indebtedness		$ 60,008
Ratio: Aggregate Indebtedness to Net Capital		0.229

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2025, and the above calculation.

See independent registered public accounting firm's report regarding supplementary information.

CLEANBRIDGE SECURITIES, LLC

SCHEDULE II

STATEMENT OF EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

CLEANBRIDGE SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent registered public accounting firm's report regarding supplementary information.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Cleanbridge Securities, LLC

We have reviewed the accompanying Exemption Report of Cleanbridge Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 27, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

19

CLEANBRIDGE SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2025

CleanBridge Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Benjamin S. Moody, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

CleanBridge Securities, LLC

President & Chief Executive Officer
March 27, 2026